
05048878

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 2 8 2005
198
SECTION

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 0-50801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

MANUALLY SIGNED

REQUIRED INFORMATION

Items 1-3. The Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit 23.1 Consent of McGladrey & Pullen LLP

PLAN FINANCIALS

McGladrey & Pullen

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee
Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan
Willimantic, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in its financial status for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McGladrey & Pullen, LLP

New Haven, Connecticut
June 10, 2005

McGladrey & Pullen
Certified Public Accountants

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

FINANCIAL REPORT
December 31, 2004

CONTENTS

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS		
Investments, participant directed, at fair value:		
Shares of registered investment companies (Note 3)	**$ 2,620,257**	$ 3,193,561
SI Financial Group, Inc. common stock (Note 3)	**1,989,633**	-
Interest-bearing cash	**1,001,385**	1,272,724
Participant loans	**286,902**	271,323
Total investments	**5,898,177**	4,737,608
Employer's profit sharing contribution receivable	**221,206**	298,745
Net assets available for benefits	**$ 6,119,383**	$ 5,036,353

See Notes to Financial Statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

Additions To Net Assets Attributed To:	
Investment activity:	
Net appreciation in fair value of investments (Note 3)	$ 611,725
Interest	21,743
	633,468
Contributions:	
Participants'	495,341
Employer	388,671
	884,012
Total additions	1,517,480
Deductions From Net Assets Attributed To:	
Distributions paid to participants	420,450
Administrative expenses	14,000
Total deductions	434,450
Net increase	1,083,030
Net assets available for benefits	
Beginning of year	5,036,353
End of year	$ 6,119,383

See Notes to Financial Statements.

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All employees of the Bank who have completed ninety days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions

Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank is required to make matching contributions of 50% of the first 6% of participant contributions. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also rollover amounts representing distributions from other qualified plans.

Vesting

Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants' accounts attributable to the Bank's discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the Plan Administrator. The Savings Institute Bank and Trust Company's Trust Department ("Trust Department") functions as the Plan custodian. Participants may change their investment options any time via direct telephone or via intranet access to the Trust Department.

Participant Loans Receivable

Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans are secured by the vested interest in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 4.00% to 9.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Effective January 1, 2002, the Plan was amended so that amounts of participants' forfeited nonvested accounts are first applied to Plan administrative expenses and are then allocated to other participants' accounts proportionately based on compensation. At December 31, 2004, forfeited nonvested accounts totaled $3,380.

Plan amendments

On March 17, 2004, the Plan was amended, effective April 1, 2004, as follows:

- To provide that every employee of the Bank who has completed 90 days of service, without regard to the number of hours of service performed, and attained age twenty-one (21), shall become eligible to participate in the Plan on the applicable entry date.
- To provide that the entry date shall be on the first day of the calendar month coinciding with or next following the completion of the eligibility requirements.
- To provide that participants who defer a percentage of their compensation must authorize the Bank to deduct the deferral from their pay in accordance with a salary reduction agreement.
- To provide that participants shall be allowed to modify deferral elections as of the first day of any calendar quarter, and may revoke such elections at any time during the Plan year upon 30 days written notice to the Plan Administrator.
- To provide that employer discretionary contributions shall first be applied to restore the forfeited portions of a participant's account, and any remaining employer discretionary contributions shall be allocated by the Plan Administrator, as of each anniversary date, to the participant's account based on the proportion of the participant's compensation to total compensation of all Plan participants.

Reclassification

Certain 2003 amounts have been reclassified to conform with the 2004 presentation. Such reclassifications had no impact on net assets available for benefit.

Note 2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans receivable are valued at cost which approximates fair value. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Audit fees and fees charged for administration of the Plan by the Bank's trust department that are in excess of forfeitures, are paid by the Bank. Loan transaction fees and investment fees are charged to participants.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Nature of Business of Sponsor

The Sponsor is a federally-chartered savings bank providing a full range of banking services to consumer and commercial customers through its fifteen offices located in eastern Connecticut.

Note 3. Investments

The following table presents the fair value of Plan assets at December 31, 2004 and 2003. Single investments representing more than 5% of the Plan's net assets are separately identified.

	December 31,	
	2004	2003
SI Financial Group, Inc. common stock	**$ 1,989,633**	$ -
Shares of registered investment companies:		
MFS Investors Growth Stock Fund	**386,633**	393,881
MFS Value Fund	-	331,519
Janus Twenty Fund	-	317,128
Federated Growth Allocation Fund	-	303,527
Janus Worldwide Fund	-	300,632
Other investments	**2,233,624**	1,546,874
	2,620,257	3,193,561
Federated Automated Cash Management Trust	**998,076**	1,272,724
Other interest-bearing cash accounts	**3,309**	-
	1,001,385	1,272,724
Participant loans	**286,902**	271,323
Total investments	**$ 5,898,177**	$ 4,737,608

During 2004, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value by $611,725 as follows:

Shares of registered investment companies	$ 255,145
SI Financial Group, Inc. common stock	356,580
	$ 611,725

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2004

Identity of Issue	Description of Investment	Fair Value
MFS New Discovery Fund	Registered Investment Company	$ 144,161
Janus Enterprise Fund	Registered Investment Company	148,930
MFS Investors Growth Stock Fund	Registered Investment Company	386,633
Janus Twenty Fund	Registered Investment Company	172,743
Janus Worldwide Fund	Registered Investment Company	220,543
Federated International Equity Fund	Registered Investment Company	95,466
Federated Total Return Government Fund	Registered Investment Company	164,551
Federated Growth Allocation Fund	Registered Investment Company	253,159
Federated Moderate Allocation Fund	Registered Investment Company	236,453
Wilshire 5000 Index Fund	Registered Investment Company	115,422
Alliance Technology Fund	Registered Investment Company	83,563
MFS Value Fund	Registered Investment Company	286,986
Lord Abbett Mid-Cap Value Fund	Registered Investment Company	172,301
T. Rowe Price Mid-Cap Growth Fund	Registered Investment Company	116,547
Federated Cap Preservation Fund	Registered Investment Company	22,799
SI Financial Group, Inc. Common Stock *	Equity Securities	1,989,633
Federated Automated Cash Management Trust	Money Market Account	998,076
First Bankers Trust Services	Cash	3,309
Participant Loans	4.00% to 9.50%, maturities through 2009	286,902
		$ 5,898,177

* Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/27/05

Savings Institute
Profit Sharing and 401(k) Savings Plan



Plan Administrator

CONSENT OF INDEPENDENT AUDITORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-119685 of SI Financial Group, Inc. on Form S-8 of our report, dated June 10, 2005, appearing in this Annual Report on Form 11-K of the Savings Institute Bank & Trust Company Profit Sharing and 401(k) Plan for the year ended December 31, 2004.

McGladrey & Pullen, LLP

New Haven, Connecticut
June 24, 2005